Exhibit 99.3

CTRIP.COM INTERNATIONAL, LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: CTRP)

Form of Proxy for Annual General Meeting

To Be Held on December 21, 2015

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Ctrip.com International, Ltd., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.01 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at Building 16, Sky SOHO, 968 Jinzhong Road, Shanghai 200335, People’s Republic of China on December 21, 2015 at 16:00(Beijing time), and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on November 16, 2015 (the “Record Date”) are entitled to notice of and to vote at the AGM.  In respect of the matters requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote.  The quorum of the AGM consists of two shareholders (in the case that the Company has only one shareholder of record, then that one shareholder) holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM.  This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about November 16, 2015.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy.  Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions.  As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion.  The Company does not presently know of any other business that may come before the AGM.  However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.  Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its offices at Building 16, Sky SOHO, 968 Jinzhong Road, Shanghai 200335, People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Investor Relations) at Building 16, Sky SOHO, 968 Jinzhong Road, Shanghai 200335, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

CTRIP.COM INTERNATIONAL, LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: CTRP)

Form of Proxy for Annual General Meeting

To Be Held on December 21, 2015

(or any adjourned or postponed meeting thereof)

I/We ________________________________________________________________________________________________ of _________________________________________________________________________________, being the registered holder of ____________________ ordinary shares 1, par value US$0.01 per share, of Ctrip.com International, Ltd. (the “Company”), hereby appoint the Chairman of the Annual General Meeting2 or __________________________________ of

_____________________________________________________________________________________________________

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned meeting thereof) of the Company to be held at Building 16, Sky SOHO, 968 Jinzhong Road, Shanghai 200335, People’s Republic of China, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR[3]	AGAINST [3]	ABSTAIN [3]
1.

The resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the adoption of the Company’s second amended and restated memorandum and articles of associations of the Company (the “New M&AA”) to:

(i) increase the authorized share capital of the Company from “US$1,000,000 divided into 100,000,000 ordinary shares of a nominal or par value of US$0.01 each” to “US$5,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.01 each”; and

(ii) incorporate the amendments to the currently effective amended and restated memorandum and articles of associations of the Company adopted by the shareholders of the Company on October 17, 2006 and October 26, 2012 (the “Historical Amendments”), respectively, into the New M&AA and further amend and restate the relevant articles involved in Historical Amendments to

80.  There shall be a Board of Directors (the “Board”) consisting of not more than nine (9) Directors, provided that the Company may from time to time by Ordinary Resolution increase or decrease the number of Directors on the Board. Three (3) Directors (each, a “Founder Director”) shall be appointed by the Company’s founders consisting of James Jiangzhang Liang, Neil Nanpeng Shen, Qi Ji and Min Fan (collectively, the “Founders”), subject to the approval of a majority of the Independent Directors (as such term is defined under applicable NASDAQ marketplace rules). One (1) Director shall be the then current Chief Executive Officer of the Company. The remaining Directors (each, an “Ordinary Director”) shall be elected or appointed by the Board in accordance with Article 83 or by the Members at general meeting. The Members may by Ordinary Resolution appoint any person to be an Ordinary Director, and may in like manner remove any Ordinary Director and appoint another person in his place.

81.  [Intentionally omitted.]

82.  Subject to Article 117, each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified pursuant to Article 80.

83.  Newly created directorships resulting from any increase in the authorized number of Directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the Directors then in office even though less than a quorum, or by a sole remaining director. In the event of any increase or decrease in the authorized number of Directors, each Director then serving as such shall nevertheless continue as a Director until the expiration of his or her current term or his or her death, retirement, removal or resignation. In the event of a vacancy in the Board, the remaining Directors may exercise the powers of the full Board until the vacancy is filled. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent Director.

Dated ______________________, 2015	Signature(s) [4]

1                   Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2                   If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3                   IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

4                   This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.